UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _________)*


AMC ENTERTAINMENT, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

001669 10 0
(CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









Page 1 of 6 pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

The Northwestern Mutual Life Insurance Company
39-0509570

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
	Instructions)

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:  Wisconsin

 NUMBER OF		5.	SOLE VOTING POWER
  SHARES
BENEFICIALLY				703,433
  OWNED BY
   EACH			6.	SHARED VOTING POWER
 REPORTING
  PERSON					34,482
   WITH
				7.	SOLE DISPOSITIVE POWER

						703,433

				8.	SHARED DISPOSITIVE POWER

						34,482

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  737,915

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES (See Instructions):  N/A

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  5.2%

12.	TYPE OF REPORTING PERSON (See Instructions):  IC

Item 1

(a)	Name of Issuer:  AMC Entertainment, Inc.

(b)	Address of Issuer's Principal Executive Offices:
	106 West 14th Street, Kansas City, MO  64105-1977

Item 2

(a)	Name of Person Filing:  The Northwestern Mutual
	Life Insurance Company

(b)	Address of Principal Business Office:  720 East
	Wisconsin Avenue, Milwaukee, Wisconsin 53202

(c)	Citizenship or Place of Organization:  Wisconsin

(d)	Title of Class of Securities:  Common Stock

(e)	CUSIP Number:  001669 10 0

Item 3	If this statement is filed pursuant to Rules
	13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	[ ] Broker or Dealer registered under Section 15
	of the Act

(b)	[ ] Bank as defined in section 3(a)(6) of the Act

(c)	[X] Insurance Company as defined in
	section 3(a)(19) of the Act

(d)	[ ] Investment Company registered under
	section 8 of the Investment Company Act

(e)	[ ] Investment Adviser registered under
	section 203 of the Investment Advisers Act of 1940

(f)	[ ] Employee Benefit Plan, Pension Fund which
	is subject to the provisions of the
	Employee Retirement Income Security Act
	of 1974 or Endowment Fund; see
	section 240.13d-1(b)(1)(ii)(F)

(g)	[ ] Parent Holding Company, in accordance with
	section 240.13d-1(b)(ii)(G) (Note:  See Item 7)

(h)	[ ] Group, in accordance with section
	240.13d-1(b)(1)(ii)(H)

Item 4	Ownership

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

	(a)	Amount Beneficially Owned:  737,915 shares.  This
amount consists of (i) 703,433 shares of Common Stock which may be acquired by conversion of shares of $1.75 Cumulative Convertible Preferred Stock owned by The Northwestern Mutual
Life Insurance Company, and (ii) 34,482 shares of Common
Stock which may be acquired by conversion of shares of $1.75 Cumulative Convertible Preferred Stock held in The Northwestern Mutual Life Insurance Company Group Annuity
Separate Account. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the "Exchange Act"), The Northwestern Mutual Life Insurance Company disclaims beneficial ownership of all of the shares of Common Stock reported in this
Schedule 13G as its ability to receive such shares is subject to a material contingency (i.e., the right of AMC Entertainment, Inc. to pay cash in lieu of issuing such shares) solely within the control of AMC Entertainment, Inc.
This Schedule 13G shall not be construed as an admission that The Northwestern Mutual Life Insurance Company is for purposes of Section 13(d) or Section 13(g) of the Exchange
Act the beneficial owner of the securities covered by this Schedule.

(b)	Percent of Class:  5.2%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:
	703,433

(ii)	shared power to vote or to direct the
	vote:  34,482

(iii)	sole power to dispose or to direct the
	disposition of:  703,433

(iv)	shared power to dispose or to direct the
	disposition of:  34,482

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More than Five Percent on Behalf of
	Another Person:  N/A

Item 7	Identification and Classification of the
	Subsidiary Which Acquired the Security Being
	Reported on By the Parent Holding Company:  N/A

Item 8	Identification and Classification of Members of
	the Group:  N/A

Item 9	Notice of Dissolution of Group:  N/A

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 1998

						THE NORTHWESTERN MUTUAL LIFE
						INSURANCE COMPANY


						By:  /s/  John M. Bremer
							John M. Bremer
							Executive Vice President,
							General Counsel and
							Secretary

80416




CUSIP NO.:  001669 10 0		13G		Page 6 of 6 Pages